CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)

MANAGEMENT'S DISCUSSION & ANALYSIS
(Expressed in Canadian Dollars unless otherwise stated)

FOR THE QUARTER ENDED NOVEMBER 30, 2008

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2008

The following Management's Discussion & Analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the quarter ended November 30, 2008 that are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc. on November 14, 2007.

On June 26, 2008 the Company changed its fiscal year end from June 30th to August 31st effective for the 2008 fiscal financial year. The comparative figures used in the unaudited interim consolidated financial statements for the quarter ended November 30, 2008 are for the three months ended November 30, 2008 compared to the three months ended December 31, 2007, the closest and most meaningful comparable period from the prior quarter to the current quarter.

The Company changed its reporting currency from United States dollars to Canadian dollars effective September 1, 2008. All dollar amounts are expressed in Canadian dollars unless otherwise stated.

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted net income (loss), and monthly averages, all of which are non-GAAP financial metrics, are used in this Management's Discussion & Analysis. These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian or US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers. Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions. Management uses adjusted net income metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates non-cash revenues and expenses as well as certain non-recurring items. Management uses monthly averages metrics to measure the monthly average trend of certain financial statement numbers such as gross revenues, net revenues, and general and administrative expenses. Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company's financial performance. These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by Canadian or US GAAP.

FORWARD-LOOKING STATEMENT

Certain statements contained in the following Management's Discussion & Analysis constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Date of Report – January 16, 2009

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2008

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada. The Company's business activities presently include education and media communications. The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. ("CIBT"), Sprott-Shaw Degree College Corp. ("SSDC") and IRIX Design Group Inc. ("IRIX"). The Company's education business is conducted through CIBT and its subsidiaries in China, and through SSDC in Canada. CIBT's educational operations are based in China, and SSDC's educational operations are based in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada.

In April 2008, the Company received approval from the American Stock Exchange (which was acquired by the NYSE Euronext in October 2008, and was renamed from the American Stock Exchange to the NYSE Alternext US) to list its common shares on the exchange under the symbol "MBA". On April 11, 2008, the Company's common shares commenced trading on the NYSE Alternext US. The Company's Canadian trading symbol on the TSX Venture Exchange was changed to "MBA" to be consistent with the NYSE Alternext US.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars. The Company's functional currency is the Canadian dollar. In particular, SSDC has contributed significantly to the operations of the Company since its acquisition in December 2007, and with SSDC's functional currency being the Canadian dollar then reporting in Canadian dollars instead of United States dollars would be more appropriate for the Company.

OVERALL PERFORMANCE

For the three months ended November 30, 2008, gross revenues totaled $10,520,909 with SSDC accounting for $7,199,015 of the gross revenues. The Company generated a net income of $149,669 for the quarter ended November 30, 2008 and an adjusted net income of $823,556 if certain non-cash items are excluded as follows:

	Three Months Ended November 30, 2008	Three Months Ended December 31, 2007 (Restated)
Net income (loss)	$ 149,669	$ (862,472)
Add: amortization of tangible and intangible assets	456,932	91,710
Add: stock-based compensation	216,955	416,676
Adjusted net income (loss)	$ 823,556	$ (354,086)

For the three months ended November 30, 2008, the Company had an adjusted net income of $823,556 compared to an adjusted net loss of $354,086 for the three months ended December 31, 2007.

Using an adjusted net income (loss) analysis allows management to isolate financial statement items that contribute to the changes in income (loss) figures. Management defines adjusted net income (loss) to be net income (loss) adjusted for recurring but non-cash items such as amortization of assets and stock-based compensation.

Cash increased by $2,150,236 during the three months ended November 30, 2008, resulting in a consolidated cash balance of $13,082,973 as at November 30, 2008. The Company had a working capital surplus of $568,953 and a capital surplus of $22,948,390 as at November 30, 2008.

SUMMARY OF QUARTERLY (STUB PERIOD) RESULTS

Selected Financial Information	Three Months Ended November 30, 2008 (First Quarter)
Total revenues	$10,520,909
Net income (loss)	$149,669
Income (loss) per share	$0.00

Selected Financial Information	Three Months Ended September 30, 2007 (First Quarter) (Restated)	Three Months Ended December 31, 2007 (Second Quarter) (Restated)	Three Months Ended March 31, 2008 (Third Quarter) (Restated)	Three Months Ended June 30, 2008 (Fourth Quarter) (Restated)	Two Months Ended August 31, 2008 (Stub Period)
Total revenues	$2,259,161	$3,116,913	$8,978,810	$12,602,208	$5,233,988
Net income (loss)	($369,956)	($862,472)	($355,032)	($448,303)	($3,661,103)
Income (loss) per share	($0.01)	($0.02)	($0.01)	($0.01)	($0.06)

Selected Financial Information	Three Months Ended September 30, 2006 (First Quarter)	Three Months Ended December 31, 2006 (Second Quarter)	Three Months Ended March 31, 2007 (Third Quarter)	Three Months Ended June 30, 2007 (Fourth Quarter)
Total revenues	$1,635,768	$2,301,505	$2,219,701	$3,144,108
Net income (loss)	$750,511	$257,428	($59,446)	($735,387)
Income (loss) per share	$0.02	$0.01	($0.00)	($0.01)

RESULTS OF OPERATIONS

The following table compares selected financial information for the three months ended November 30, 2008 to the three months ended December 31, 2007.

Selected Financial Information	Three Months Ended November 30, 2008	Three Months Ended December 31, 2007 (Restated)
Total gross revenues	$10,520,909	$3,116,913
Gross educational revenues – CIBT	$2,803,084	$1,994,223
Net educational revenues – CIBT	$1,427,800	$1,086,054
Gross educational revenues – SSDC	$7,199,015	$525,354
Net educational revenues – SSDC	$4,672,291	$329,243
Gross design and advertising revenues – IRIX	$518,810	$547,042
Net design and advertising revenues – IRIX	$262,355	$180,181
General and administrative expenses	$5,305,975	$2,239,392
Amortization	$456,932	$91,710
Stock-based compensation	$216,955	$416,676
Dilution gain on subsidiary share issuances	-	$2,192,524
Interest costs long-term on debt settlement	-	$1,934,110
Net income (loss)	$149,669	($862,472)
Earnings (loss) per share	$0.00	($0.02)
Total assets	$49,053,275	$47,648,280
Long-term liabilities	$1,367,105	$1,076,625

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the "SSCC Assets"). The SSCC Assets enables the Company to continue to operate the SSCC business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through its campuses in Western Canada.

The three months ended November 30, 2008 includes gross revenues of $7,199,015 generated by SSDC whereas the three months ended December 31, 2007 includes only $525,354 of gross revenues from SSDC since the operations of SSDC during the quarter ended December 31, 2007 only included the period December 17, 2007 to December 31, 2007 (approximately two weeks). The quarter ended November 30, 2008 includes three full months (from September 1, 2008 through to November 30, 2008) of SSDC's operating results.

CIBT

Gross revenues for CIBT during the three months ended November 30, 2008 were $2,803,084 compared to $1,994,223 for the three months ended December 31, 2007, an increase of 40%. Net revenues averaged a 51% margin during the three months ended November 30, 2008 compared to a 54% margin during the three month period ended December 31, 2007.

The CIBT student population was 3,064 as at November 30, 2008 compared to 3,458 as at December 31, 2007. Revenue per student averaged Chinese RMB 5,476 for the three months ended November 30, 2008 compared to an average of Chinese RMB 4,518 per student for the three months ended December 31, 2007, an increase of 21%. The changes in student population and average revenue per student was a result of CIBT's business strategy of shifting from courses generating lower revenues with higher student headcount to courses generating higher revenues with lower student headcount.

CIBT generated a net income of $465,730 for the three month period ended November 30, 2008 compared to a net income of $215,048 for the three month period ended December 31, 2007. CIBT's EBITDA was $693,949 for the three month period ended November 30, 2008 compared to $374,224 for the three month period ended December 31, 2007. CIBT's EBITDA for the three months ended November 30, 2008 was higher than the EBITDA for the three months ended December 31, 2007 due to higher gross revenues and lower general and administrative expenses.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended November 30, 2008	Three Months Ended December 31, 2007 (Restated)
Net income (loss)	$ 465,730	$ 215,048
Add: interest on long-term debt	-	75,942
Add: income tax provision	107,730	-
Add: amortization	120,489	83,234
EBITDA	$ 693,949	$ 374,224

SSDC

Gross revenues for SSDC during the three months ended November 30, 2008 were $7,199,015 compared to $525,354 for the three months ended December 31, 2007. SSDC's gross revenues were only for an approximate two week period (December 17, 2007 to December 31, 2007) during the quarter ended December 31, 2007 since the acquisition of the SSCC Assets completed on December 17, 2007. Net revenues averaged a 65% margin during the three months ended November 30, 2008 compared to a 63% margin during the three month period ended December 31, 2007.

The SSDC student population was 1,876 as at November 30, 2008 compared to 1,728 as at December 31, 2007. Revenue per student averaged $3,837 for the three months ended November 30, 2008 compared to an average of $3,970 per student for the three months ended December 31, 2007, a decrease of 3%. The student population increase was due to organic growth and the acquisition of Concordia Career College and Modus International Language Institute. Revenue per student in Canada is consistent with prior periods with a marginal decrease due to new student population mix as a result of the acquisition. The business strategy for SSDC is to increase its international student population at the language schools with lower revenue per student with the expectation that these international students will ultimately transfer their study to the diploma and degree programs with higher revenue per student upon completion of their language study in Canada. The strategy of broadening the language student body is to increase SSDC's international revenue, and create a feeder system that will feed international language students to SSDC's premium (diploma and degree) courses.

SSDC generated a net income of $557,306 before inter-corporate interest and management fee charges of $329,178 for the three month period ended November 30, 2008 compared to a net income of $235,758 for the three month period ended December 31, 2007. SSDC's EBITDA was $924,473 for the three month period ended November 30, 2008 compared to $235,758 for the three month period ended December 31, 2007.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended November 30, 2008	Three Months Ended December 31, 2007 (Restated)
Net income (loss) before inter-corporate charges	$ 557,306	$ 235,758
Add: interest on long-term debt	53,489	-
Add: income tax provision	-	-
Add: amortization	313,678	-
EBITDA	$ 924,473	$ 235,758

The majority of the amortization expense of $313,678 during the three months ended November 30, 2008 relate to finite life intangible assets that were identified in the purchase price allocation in connection with the SSCC Asset Acquisition on December 17, 2007.

IRIX

Gross revenues for IRIX during the three months ended November 30, 2008 were $518,810 compared to $547,042 for the three months ended December 31, 2007, a decrease of 5%. The current economic slowdown has affected IRIX's advertising revenues, especially for advertising and marketing campaigns in the real estate sector. Net revenues averaged a 51% margin during the three months ended November 30, 2008 compared to a 33% margin during the three month period ended December 31, 2007.

IRIX generated a net income of $75,280 before inter-corporate fees of $4,025 for the three month period ended November 30, 2008 compared to a net income of $5,546 for the three month period ended December 31, 2007. IRIX's EBITDA was $82,564 for the three month period ended November 30, 2008 compared to $13,481 for the three month period ended December 31, 2007. IRIX's EBITDA for the three months ended November 30, 2008 was higher than the EBITDA for the three months ended December 31, 2007 despite the lower gross revenues in the current quarter due to higher net margins (51% compared to 33%) and lower general and administrative expenses.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended November 30, 2008	Three Months Ended December 31, 2007 (Restated)
Net income (loss) before inter-corporate charges	$ 75,280	$ 5,546
Add: interest on long-term debt	-	-
Add: income tax provision	-	-
Add: amortization	7,284	7,935
EBITDA	$ 82,564	$ 13,481

General and Administrative Expenses

The following table compares selected financial information for the three months ended November 30, 2008 to the three months ended December 31, 2007. The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC and IRIX).

Selected Financial Information	Three Months Ended November 30, 2008	Three Months Ended December 31, 2007 (Restated)
Advertising	$1,249,300	$83,804
Consulting and management fees	$321,838	$613,079
Professional fees	$438,220	$328,037
Rent	$723,882	$55,978
Salaries and benefits	$2,021,892	$440,859

Advertising costs for the quarter ended November 30, 2008 amounted to $1,249,300 compared to $83,804 for the quarter ended December 31, 2007. Of the $1,249,300 advertising costs incurred in the current quarter, $1,155,385 was incurred by SSDC's operations. The balance of $93,915 was attributable to CIBT's operations. SSDC uses expensive advertising media in its marketing campaigns. SSDC utilizes television and radio which costs more than print media, but SSDC's use of television and radio is effectively implemented which allows SSDC to maintain its market share and continue to build brand awareness.

Consulting and management fees totaled $321,838 for the three month period ended November 30, 2008 as compared to $613,079 for the three month period ended December 31, 2007, a decrease of $291,241 from the prior period. Less consulting services were used in the current quarter due to significantly lower corporate finance activities and business expansion activities.

Professional fees totaled $438,220 for the quarter ended November 30, 2008 compared to $328,037 for the quarter ended December 31, 2007, an increase of 34%. The increase in professional fees was a result of higher than expected audit fees incurred during the Fiscal 2008 year end audit.

Rentals and lease costs of $723,882 were incurred during the quarter ended November 30, 2008 as compared to $55,978 for the quarter ended December 31, 2007. A total of $610,514 was from SSDC's operations, which has multi-campus locations in Canada, and accounted for the majority of the increased rentals and lease expenses. The remaining increase was attributable to CIBT's operations in China for leased premises in China.

Personnel costs for the three months ended November 30, 2008 amounted to $2,021,892 compared to $440,859 for the three months ended December 31, 2007, an increase of $1,581,033. The increased personnel cost was primarily attributed to SSDC's operations whereby $1,396,363 of the $1,581,033 increase belonged to SSDC. The balance of the increase ($184,670) in personnel costs was a result of CIBT adding staff to support the business growth in China and IRIX adding specialized technical staff for its Internet advertising division.

Overall, general and administrative expenses for the quarter ended November 30, 2008 was $5,305,975 (which represented 50% of the total gross revenues) compared to $2,239,392 (which represented 72% of the total gross revenues) for the quarter ended December 31, 2007.

Amortization

Amortization of $456,932 in the current quarter ended November 30, 2008 is significantly higher in comparison to $91,710 for the quarter ended December 31, 2007. The reason for the significant increase is the amortization of finite life intangible assets that were purchased in during Fiscal 2007 and Fiscal 2008. Amortization is a non-cash expense and does not negatively affect the cash flow of the Company.

Stock-based Compensation

Stock-based compensation totaled $216,955 for the three months ended November 30, 2008, and $416,676 for the three months ended December 31, 2007. Stock-based compensation is a result of the compensation expense in connection with the stock option grants during Fiscal 2006, Fiscal 2007 and Fiscal 2008 being recognized and recorded in the current fiscal periods. The stock-based compensation expense from the stock option grants in Fiscal 2006, Fiscal 2007 and Fiscal 2008 are being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options. Stock-based compensation represents the estimated fair value of stock options granted.

ACQUISITIONS

On September 4, 2008, the Company acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively "Concordia Group" and the "Concordia Group Assets"). The Concordia Group Assets will enable the Company to continue to operate the Concordia Group business which consists of career and English language schools with a special focus on the Korean, Japanese and Latin American markets. The Concordia Group is based in Vancouver, with Concordia Career College being a registered member of the Private Career Training Institutions Agency and Modus International Language Institute being a registered member of the Canadian Education Centre Network. The operations of the Concordia Group have been integrated with SSDC's operations in Canada. As consideration the Company will pay a total of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets are met by the Concordia Group within the 18 month period.

The acquisition of the Concordia Group Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

	Fair Value of Assets Acquired
Accounts receivable	$ 11,477
Property and equipment	41,624
Intangible assets	109,303
Deferred revenue	(12,404)
Net assets acquired equal to purchase price	$ 150,000

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at November 30, 2008, the Company had a working capital surplus of $568,953 (August 31, 2008 – $192,136) and a net shareholders' equity of $22,948,390 (August 31, 2008 – $22,494,807).

During the three months ended November 30, 2008, the following major activities affected cash:

- operations that generated $1,977,800 of cash
- acquisition of capital assets for $340,130
- purchases of treasury shares totaling $124,019
- advances to related parties of $84,254
- lease and loan repayments amounting to $102,061

The Company's overall cash position increased by $2,150,236 during the three month period ended November 30, 2008, resulting in a consolidated cash balance of $13,082,973 as at November 30, 2008.

The current economic downturn may have an impact, both positively and negatively, on the Company's revenues. CIBT's student enrolment may be negatively affected since CIBT targets the higher end of the education market in China (relatively higher tuition fees for higher quality education). Some students or potential students may no longer be able to afford the higher tuition fees that CIBT charges. SSDC's student enrolment may not be negatively affected by the current economic situation since SSDC offers a broad range of courses and programs that may actually encourage a career change for some people if they find themselves unemployed and in need of an update/upgrade in job skill training. Government funded programs may encourage the unemployed to seek new opportunities through SSDC's courses and programs, and accordingly have a positive effect on SSDC's revenues.

The following table details the Company's contractual obligations as at November 30, 2008.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$592,206	$581,884	$10,322	-	-
Capital lease obligations	$295,242	$71,899	$215,681	$7,662	-
Operating lease	$4,096,595	$1,450,618	$2,526,277	$119,700	-
Deferred revenues	$17,190,338	$17,190,338	-	-	-
Other long-term obligations	-	-	-	-	-
Total contractual obligations	$22,174,381	$19,294,739	$2,752,280	$127,362	-

On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company. The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008. On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company. The TSX normal course issuer bid will expire on October 8, 2009. During the three months ended November 30, 2008, the Company expended $124,019 to purchase 217,800 of its own common shares.

TRANSACTIONS WITH RELATED PARTIES

As at November 30, 2008, a balance of $213,228 (August 31, 2008 – $315,911) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties represent accrued (and expensed) but unpaid management fees and bonuses, which have been fully authorized and approved by the Board of Directors and Senior Management Staff of the Company.

During the three months ended November 30, 2008 the Company and its subsidiaries incurred $244,000 (three months ended December 31, 2007 – $174,000) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's financial statements are prepared in accordance with Canadian GAAP, and the Company's significant accounting policies are disclosed in Note 2 of the unaudited interim consolidated financial statements for the three months ended November 30, 2008. The following accounting policies are of particular importance in the presentation of the Company's financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT and SSDC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured. When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery. If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company's withdrawal and refund policy. Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed. If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company's indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value. The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management's estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances. An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives. Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase ("negative goodwill"), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill is expensed in the period of impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB. The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company's reporting currency is United States dollars. Management has determined that certain CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly the Company's integrated foreign operations are translated using the temporal method. Management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly the Company's self-sustaining foreign operations are translated using the current rate method. Management continually evaluates whether any events or circumstances have caused there to be a change in the classification of the CIBT subsidiaries between integrated foreign operations or self-sustaining foreign operations.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company's stock option plan. The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period. Fair values have been determined using the Black-Scholes option pricing model which utilized management's estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company's stock. The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition have not been met. Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities. Some of these estimates are based on interpretations of existing tax laws or regulations. The Company's effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

Effective September 1, 2008, the Company adopted four new CICA accounting standards: (a) Handbook Section 1535 "Capital Disclosures"; (b) Handbook Section 3862 "Financial Instruments – Disclosures"; (c) Handbook Section 3863 "Financial Instruments - Presentation"; and (d) Handbook Section 3031 "Inventories". The main requirements of these new standards and the resulting financial statement impact are described below. Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.

Capital Disclosures, Section 1535
This standard establishes the basis for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity's objectives, policies and processes for management of capital.

Financial Instruments – Disclosures, Section 3862
The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.

Financial Instruments – Disclosures, Section 3863
This standard carries forward, unchanged, and replaces the presentation requirements of Handbook Section 3861, "Financial Instruments – Disclosure and Presentation".

Inventories, Section 3031
Under this standard, which replaces Section 3030, "Inventories", inventories are required to be measured at the "lower of cost and net realizable value", which is different from the previous guidance of the "lower of cost and market". The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

The adoption of these new accounting standards did not impact the amounts reported in the Company's financial statements.

FUTURE ACCOUNTING STANDARDS

(a) Recent Accounting Pronouncements

In February 2008, the CICA issued Section 3064 "Goodwill and Intangible Assets" which replace CICA Section 3062 "Goodwill and Other Intangible Assets" and CICA Section 3450 "Research and Development Costs". The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition. This new standard is applicable to fiscal years beginning on or after January 1, 2009. The Company is in the process of evaluating the impact Section 3064 will have on the Company's financial position and results of operations upon adoption.

(b) International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

- Held-to-maturity investments measured at amortized cost using effective interest method;
- Available-for-sale assets measured at fair value;
- Assets and liabilities held-for-trading measured at fair value;
- Loans and receivables measured at amortized cost using effective interest method; and
- Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company's financial assets and liabilities as at November 30, 2008 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total
Financial Assets					
Cash and cash equivalents	$ 13,082,973	$ -	$ -	$ -	$ 13,082,973
Accounts receivable	-	-	7,306,437	-	7,306,437
Marketable securities	1,437	185,792	-	-	187,229
	$ 13,084,410	$ 185,792	$ 7,306,437	$ -	$ 20,576,639
Financial Liabilities					
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 5,017,636	$ 5,017,636
Long-term debt	-	-	-	592,206	592,206
Due to related parties	-	-	-	213,228	213,228
	$ -	$ -	$ -	$ 5,823,070	$ 5,823,070

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The fair value of the Company's financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments. The fair value of the Company's marketable securities is based on quoted prices in an active market. The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate. It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan. A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term installment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

Currently, the Company does not enter into derivative financial instruments or hedging instruments to reduce the exposure to fluctuations in any foreign currency, credit, interest rate or liquidity risks impacting the operations of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

DISCLOSURE CONTROLS AND PROCEDURES &
INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures and the Company's internal controls over financial reporting. An evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined under Multilateral Instrument 52-109, was conducted as of August 31, 2008 to provide reasonable assurance that material information relating to the Company and its subsidiaries would have been summarized and reported on a timely basis and communicated to the issuer's Management, including its CEO and CFO (or persons who perform similar functions to a CEO and CFO), as appropriate to allow timely decisions regarding required disclosure. Additionally, the CEO and CFO, together with Management, have designed internal controls over financial reporting in accordance with GAAP.

Based on that evaluation, the CEO and CFO have concluded that the operation of the Company's disclosure controls and procedures is ineffective in certain areas with improvements needed. It should be noted that while the CEO and CFO have evaluated disclosure controls and procedures for the fiscal period ended August 31, 2008 and concluded that they are being maintained as designed, they expect that the disclosure controls and procedures or internal controls over financial reporting may not prevent all errors and fraud. A control system, no matter how well designed or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

During the fiscal period ended August 31, 2008, the Company transacted in two major acquisitions that had complex accounting and valuation issues. Due to the complexities of these transactions during the current fiscal period, the Company reported certain financial information in the Company's quarterly reports which subsequently had to be restated. In addition, fair values were required to be determined for these major acquisitions which had a major impact on the financial statements. The Company was unable to obtain and determine the fair values on a timely basis which led to delays in closing and finalizing the Company's consolidated financial statements, and as a result the Company's consolidated financial statements for the fiscal period ended August 31, 2008 was late in filing with the regulators.

Consequently, the Company identified certain weaknesses and the need for improvement of controls and procedures in the following areas: (i) timely preparation of the financial information needed for the consolidated financial statements, and (ii) use of technically experienced personnel for complex accounting and valuation issues to ensure proper reporting of the financial information.

The Company has already begun to make improvements to its controls and procedures to address the two areas described above. Management expects to continue these efforts to further strengthen the Company's internal controls over financial reporting. The Company will be: (i) closely monitoring financial transactions to identify complex issues that need technical expertise to resolve on a timely basis, and (ii) engage personnel with the proper technical expertise to assist the Company in preparing the financial information required for the Company's consolidated financial statements.

While the CEO, CFO and Management believes that the Company has designed adequate controls and procedures, there is no certainty that lapses in the controls and procedures will not occur and/or mistakes will not happen. Upon discovery of lapses in the effectiveness of designed controls, the Company takes steps to implement changes and enforcement as deemed appropriate to reduce the risks of material errors or misstatements in its reporting to an acceptable level.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
SCHEDULE OF SHARE CAPITAL
AS AT JANUARY 16, 2009

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding		
Balance at June 30, 2006	35,552,630	$ 20,136,676
- for cash by exercise of options at $0.30 per share	50,000	15,000
- for cash by exercise of options at $0.35 per share	100,000	35,000
- for cash by exercise of options at $0.50 per share	175,000	87,500
- for cash by exercise of options at $0.80 per share	50,000	40,000
- for cash by exercise of warrants at $0.58 per share	1,036,000	600,880
- for cash by exercise of warrants at $0.80 per share	20,000	16,000
- for private placement at $0.75 per share	6,003,330	4,502,498
- fees and commissions for private placement	-	(177,175)
- for acquisition of CIBT common shares at $1.00 per share	4,853,113	4,853,113
- contributed surplus reallocated on exercise of stock options	-	96,500
Balance at June 30, 2007	47,840,073	30,205,992
- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,577,274	914,819
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares (Note 3(a))	10,000,000	5,443,800
- fair value of agent's warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-
Balance at August 31, 2008 and January 16, 2009	64,109,297	$ 44,350,606

Escrow shares
No escrow shares were issued and outstanding as at January 16, 2009.

Stock options
Details of options outstanding and as at January 16, 2009 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life
415,000	C$0.50	December 15, 2009	1.04 years
1,325,000	C$0.58	February 19, 2011	2.22 years
100,000	C$1.70	March 19, 2011	2.30 years
750,000	C$2.00	March 19, 2011	2.30 years
1,450,000	C$1.53	June 21, 2012	3.56 years
4,040,000			

Share purchase warrants
Details of warrants outstanding as at January 16, 2009 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life
208,467	C$0.75	February 13, 2009	0.21 years
2,948,332	C$0.80	February 13, 2009	0.21 years
236,842	C$1.90	November 27, 2009	0.99 years
1,371,724	C$2.25	November 27, 2009	0.99 years
22,500	C$1.90	January 7, 2010	1.10 years
632,520	C$2.25	January 7, 2010	1.10 years
5,420,385			